EXHIBIT 23.1

We have issued our report dated November 2, 2001, accompanying the consolidated financial statements of MindArrow Systems, Inc. and Subsidiaries contained on the joint proxy statement/prospectus. We consent to the use of the aforementioned report in the joint proxy statement/prospectus, and to the use of our name as it appears under the caption “Experts.”

Grant Thornton LLP

Irvine, California
September 13, 2002